04043742

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Hauser, Inc.
Exact Name of Registrant as Specified in Charter

0000773723
Registrant CIK Number

2004

Form 8-K FOR 9/23/04
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

0-17174
SEC File Number, if available

PROCESSED
SEP 24 2004 E
THOMSON
FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on the 21 day of Sept 2004.

HAUSER, INC.

By: [signature]

Name: Kenneth C. Cleveland

Title: President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAUSER, INC.

Dated: September 21, 2004

By: ______________________

Name: Kenneth C. Cleveland

Title: President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS MONTHLY OPERATING REPORT FOR THE MONTH ENDED AUGUST 31, 2004 IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

MONTHLY OPERATING REPORT

FOR THE MONTH ENDED AUGUST 31, 2004

OF

HAUSER, INC. AND ITS WHOLLY OWNED SUBSIDIARIES BOTANICALS INTERNATIONAL EXTRACTS, INC., HAUSER TECHNICAL SERVICES, INC. AND ZETAPHARM, INC.

COPY

Office of the United States Trustee

RECEIVED
2004 SEP 15 P 3:08
LOS ANGELES, CA

In re: Hauser, Inc.	Debtor in Possession Interim Statement
A Delaware Corporation	Statement Number: 17
	For the period-
Debtor	FROM: 8/1/2004
Chapter 11 Case No: LA 03-18795-BB	TO: 8/31/2004

CASH ACTIVITY ANALYSIS (Cash Basis Only)	General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements	33,334,854		-
B. Less: Total Disbursements per all Prior Statements	33,114,547	-	-
C. Beginning Balance (A less B)	220,307		
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
8/4: Refund from State of New York for tax overpayment	5,641		
8/12: Capital credit refund from Electric Coop for 1988	131		
8/20: Payment from Phenolics for A/R	30,000		
8/31: Refund from Wassau for workman's comp; Gas royalties pmt	9,961		
From Detail Sheet "D"			
TOTAL RECEIPTS THIS PERIOD (D):	45,733		
E. Balance Available (C plus D)	266,040		
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing if needed)			
8/26: Advance to HTS	70,000		
From Detail Sheet "F"	80,926		
TOTAL DISBURSEMENTS HIS PERIOD (F):	150,926		
G. Ending Balance (E less F)	115,115		

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063790
(3) Trust Account	Wells Fargo Bank - Los Angeles, CA		883-6148216
(4) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	San Marino, CA	not to exceed $100
Petty Cash	Denver, CO	not to exceed $100

I, (Print Name:) Thomas W. Hanlon, Chief Financial Officer, declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: September 7, 2004

Debtor in Possession or Trustee Signature
Chief Financial Officer

Hauser, inc.
Debtor In Possession Statement #17
August 1 to August 31, 2004
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description
1	1326	8/27/2004	NYC DEPT OF FINANCE	300		300	Zetapharm 2003 Taxes
2	6149	8/3/2004	JEFF FADLEY	2,930		2,930	Management Consulting Services
3	6150	8/3/2004	KATHLEEN ATKINSON	1,164		1,164	Accounting Consulting
4	6151	8/3/2004	KATHLEEN ATKINSON	121		121	Expense Reimbursement
5	6152	8/3/2004	KENNETH CLEVELAND ASSOCIATES	2,000		2,000	Executive Management Services
6	6153	8/3/2004	L.A. COUNTY TAX COLLECTOR	249		249	Property Tax 04-05, El Segundo
7	6154	8/3/2004	ROBERT BUCK	169		169	Accounting Consulting
8	6155	8/3/2004	THOMAS HANLON ASSOCIATES	1,350		1,350	Executive Management Services
9	6156	8/13/2004	BAY 4 CAPITAL	1,000		1,000	Phone Equipment Lease, Aug 04
10	6157	8/13/2004	FEDEX	62		62	Shipping Costs
11	6158	8/13/2004	JEFF FADLEY	2,930		2,930	Management Consulting Services
12	6159	8/13/2004	JEFF FADLEY EXPENSES	323		323	Expense Reimbursement
13	6160	8/13/2004	KATHLEEN ATKINSON	823		823	Accounting Consulting
14	6161	8/13/2004	KENNETH CLEVELAND ASSOCIATES	2,000		2,000	Executive Management Services
15	6162	8/13/2004	ROBERT BUCK	450		450	Accounting Consulting
16	6163	8/13/2004	STATE OF NEW JERSEY	22		22	Zetapharm Tax
17	6164	8/13/2004	THOMAS HANLON ASSOCIATES	1,350		1,350	Executive Management Services
18	6165	8/13/2004	POSTAL PRIVILEGE	20		20	Postage Costs
19	6166	8/17/2004	COMPUTERSHARE	730		730	Stock Transfer Services
20	6167	8/17/2004	FEDEX	42		42	Shipping Costs
21	6168	8/17/2004	JEFF FADLEY	2,930		2,930	Management Consulting Services
22	6169	8/17/2004	KATHLEEN ATKINSON	858		858	Accounting Consulting
23	6170	8/17/2004	KENNETH CLEVELAND ASSOCIATES	2,000		2,000	Executive Management Services
24	6171	8/17/2004	PUTNAM INVESTMENTS	500		500	Quarterly Base Fee
25	6172	8/17/2004	ROBERT BUCK	413		413	Accounting Consulting
26	6173	8/17/2004	SAUL BENNETT	50		50	Collections Consulting
27	6174	8/17/2004	THOMAS HANLON ASSOCIATES	1,350		1,350	Executive Management Services
28	6175	8/24/2004	VOID	-		-	Void
29	6176	8/24/2004	VOID	-		-	Void
30	6177	8/24/2004	VOID	-		-	Void
31	6178	8/24/2004	VOID	-		-	Void
32	6179	8/24/2004	VOID	-		-	Void
33	6180	8/24/2004	VOID	-		-	Void
34	6181	8/24/2004	AICCO	5,106		5,106	Pmt 7 of 9-CRO Liability
35	6182	8/24/2004	AT&T WIRELESS	45		45	Cell Phone
36	6183	8/24/2004	BARRY WOLFE	259		259	Expense Reimbursement (Trip)
37	6184	8/24/2004	DUANE COWGER	500		500	IT Consulting
38	6185	8/24/2004	FEDEX	144		144	Shipping Costs
39	6186	8/24/2004	IRON MOUNTAIN	18		18	Retrieval Costs
40	6187	8/24/2004	JEFF FADLEY	2,930		2,930	Management Consulting Services
41	6188	8/24/2004	JEFF FADLEY EXPENSES	1,075		1,075	Expense Reimbursement (Trip)
42	6189	8/24/2004	KATHLEEN ATKINSON	814		814	Accounting Consulting
43	6190	8/24/2004	KATHLEEN ATKINSON	162		162	Expense Reimbursement
44	6191	8/24/2004	KENNETH CLEVELAND ASSOCIATES	2,000		2,000	Executive Management Services
45	6192	8/24/2004	ROBERT BUCK	188		188	Accounting Consulting
46	6193	8/24/2004	THOMAS HANLON ASSOCIATES	1,350		1,350	Executive Management Services
47	6194	8/24/2004	UNITED PARCEL SERVICE	2		2	Shipping Costs
48	6195	8/27/2004	DONALD P BERKHEIMER	4,500		4,500	2003 401K Audit
49	6196	8/27/2004	VOID	-		-	Void
50	6197	8/31/2004	BDO SEIDMAN, LLP	24,570		24,570	2004 Tax Return Prep
51	6198	8/31/2004	DAVID BAILEY	1,200		1,200	Consulting - Sale of IP
52	6199	8/31/2004	FEDEX	22		22	Shipping Costs
53	6200	8/31/2004	JEFF FADLEY	2,930		2,930	Management Consulting Services
54	6201	8/31/2004	JEFF FADLEY EXPENSES	236		236	Expense Reimbursement
55	6202	8/31/2004	KATHLEEN ATKINSON	578		578	Accounting Consulting
56	6203	8/31/2004	KENNETH CLEVELAND ASSOCIATES	2,000		2,000	Executive Management Services
57	6204	8/31/2004	ROBERT BUCK	413		413	Accounting Consulting

Hauser, inc.
Debtor In Possession Statement #17
August 1 to August 31, 2004
Detail Sheet F; Cash Disbursements

58	6205	8/31/2004	THOMAS HANLON	140		140	Expense Reimbursement
59	6206	8/31/2004	THOMAS HANLON ASSOCIATES	1,350		1,350	Executive Management Services
60	6207	8/31/2004	KENNETH CLEVELAND ASSOCIATES	2,000		2,000	Executive Management Services
61	E0806	8/6/2004	UNITED PARCEL SERVICE	30		30	Shipping Costs
62	E0820	8/20/2004	WELLS FARGO	233		233	Client Analysis Service Charge
			Monthly Total	80,926	-	80,926	

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18798-BB

Debtor in Possession Interim Statement	
Statement Number:	17
For the period FROM:	August 1, 2004
TO:	August 31, 2004

RECEIVED

CASH ACTIVITY ANALYSIS (Cash Basis Only)	General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements	6,413,584	-	-
B. Less: Total Disbursements per all Prior Statements	6,294,258		-
C. Beginning Balance (A less B)	119,326		
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
8-02-04 - Customer Receipts	22,162		
8-05-04 - Customer Receipts	25,462		
8-06-04 - Customer Receipts	5,000		
8-09-04 - Customer Receipts	3,280		
8-13-04 - Customer Receipts	1,800		
8-16-04 - Customer Receipts	17,558		
8-20-04 - Customer Receipts	650		
8-23-04 - Customer Receipts	6,455		
8-27-04 - Transfer from Hauser	70,000		
8-27-04 - Customer Receipts	1,795		
8-31-04 - Customer Receipts	6,854		
8-31-04 - Customer Receipts	72,970		
From Detail Sheet "D"			
TOTAL RECEIPTS THIS PERIOD (D):	233,986		
E. Balance Available (C plus D)	353,312		
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing if needed)			
From Detail Sheet "F"	285,672		
TOTAL DISBURSEMENTS THIS PERIOD (F):	285,672		
G. Ending Balance (E less F)	67,641		

H. Depositories	Depository Name / Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA	4945 063840
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA	4945 086361
(3) Tax Account	none	

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	Denver, CO	Not to exceed $1,000

I, (Print Name:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: September 7, 2004

Debtor In Possession or Trustee Signature
Secretary / Treasurer

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor In Possession Interim Statement** Statement Number: 17 For the period: FROM: 8/1/2004 TO: 8/31/2004

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
8/3/2004	12789	Airgas Dry Ice	Other	78		
8/3/2004	12790	Aramark	Other	42		
8/3/2004	12791	Biotest Diagnostics Corporation	Other	188		
8/3/2004	12792	Blue Mountain Quality Resources, Inc	Instrument Support Services	425		
8/3/2004	12793	CDW Direct LLC	Computer Supplies	346		
8/3/2004	12794	Corporate Express	Office Supplies	476		
8/3/2004	12795	Federal Express	Freight	604		
8/3/2004	12796	Industrial Chemicals Corporation	Other	137		
8/3/2004	12797	Linweld, Inc.	Other	343		
8/3/2004	12798	Meriam Instrument	Calibration	315		
8/3/2004	12799	Mile Hi Culligan Water, Inc.	Other	30		
8/3/2004	12800	North Pecos Water & Sanitation	Other	16		
8/3/2004	12801	Orkin Exterminating	Pest Control	798		
8/3/2004	12802	QWEST - 469B	Phone Service	388		
8/3/2004	12803	Tri-R Systems, Inc.	Other	58		
8/3/2004	12804	V W R Scientific, Inc.	Lab supplies and equipment	911		
8/5/2004	12805	GE Capital	Copier leases	737		
8/9/2004	12806	Qwest	Phone Service	1,836		
8/10/2004	12807	Aetna (Dental)	Aug Dental Insurance	2,447		
8/10/2004	12808	Biopharma Compliance Services, LLC	Contract Project Services	2,920		
8/10/2004	12809	Cleaning Service	Other	360		
8/10/2004	12810	Denver Reserve	Section 125 deductions/Flex& DepCare	728		
8/10/2004	12811	Jeff Riegel	Mileage & Supplies	185		
8/10/2004	12812	Jefferson Pilot Financial Insurance Co.	Aug Life Insurance Premium	754		
8/10/2004	12813	Jeol USA, Inc.	Service contract payment	1,560		
8/10/2004	12814	Millipore Corporation	Other	354		
8/10/2004	12815	ULINE	Other	216		
8/10/2004	12816	Vision Service Plan	Aug Vision Insurance	186		
8/10/2004	12817	Waters Corporation	Equipment Repair	1,775		
8/17/2004	12818	Adam Flick	Mileage	84		
8/17/2004	12819	Agilent Technologies	Other	194		
8/17/2004	12820	Airgas Dry Ice	Other	104		
8/17/2004	12821	Ben Hughes	Mileage	90		
8/17/2004	12822	CGLIC-Phoenix EASC	Aug Medical Insurance Premium	23,614		
8/17/2004	12823	Cole-Parmer Instrument Co.	Other	141		
8/17/2004	12824	Dan W. Childers	Risk Management Conference	99		
8/17/2004	12825	David Dunn	Mileage	56		
8/17/2004	12826	Federal Express	Other	199		
8/17/2004	12827	Iron Mountain	Other	139		
8/17/2004	12828	Julie Shott	Mileage	17		
8/17/2004	12829	Linweld, Inc.	Gases for instruments	1,420		
8/17/2004	12830	Macromolecular Resources	Other	45		
8/17/2004	12831	McGuckin Hardware, Inc.	Other	155		
8/17/2004	12832	McMaster-Carr Supply Co.	Other	122		
8/17/2004	12833	Nelson Laboratories, Inc.	Other	115		
8/17/2004	12834	QWEST - 023B (was 179B)	Other	164		
8/17/2004	12835	Qwest - 922B (was 612B)	Other	46		
8/17/2004	12836	Qwest 692B (was 723B)	Phone Service	904		
8/17/2004	12837	Sean Garrett	Batteries & Mileage	98		
8/17/2004	12838	Service Uniform Rental - DV	Other	164		
8/17/2004	12839	Sigma-Aldrich	Other	152		
8/17/2004	12840	Spectrum Chemicals & Laboratory Products	Other	48		
8/17/2004	12841	Stericycle, Inc.	Waste Disposal/shredding	460		
8/17/2004	12842	W W Grainger, Inc.	Other	273		

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	Debtor In Possession Interim Statement
A Delaware Corporation	Statement Number: 17
	For the period:
Debtor	FROM: 8/1/2004
Chapter 11 Case No: LA 03-18798-BB	TO: 8/31/2004

Date of Disbursement	Check Number	Payee		Purpose	General Account	Payroll Account	Tax Account
8/17/2004	12843	West Coast Analytical Service, Inc.		Other	110		
8/19/2004	12844	Aramark		Other	44		
8/19/2004	12845	QWEST - 023B (was 179B)		Other	164		
38218.00	12846	QWEST - 146B (was 421B)		Phone Service	625		
8/31/2004	12847	Dan W. Childers		Meal with client	68		
8/31/2004	12848	Dave Renner		Mileage	29		
8/31/2004	12849	David Dunn		Mileage	51		
8/31/2004	12850	Denver Reserve		Section 125 deductions/Flex& DepCare	1,302		
8/31/2004	12851	Jean Paulson-Kislesky SPHR		Contract Human Resources Services	994		
8/31/2004	12852	Linweld, Inc.		Other	220		
8/31/2004	12853	Margaret Thompson		Mileage & Client Lunch	143		
8/31/2004	12854	North Pecos Water & Sanitation		Other	20		
8/31/2004	12855	QWEST - 564B (was 701B)		Other	50		
8/31/2004	12856	Qwest 692B (was 723B)		Phone Service	949		
8/31/2004	12857	RockyNet.com, Inc.		Two months Internet Service	1,800		
8/31/2004	12858	Todd Klimkowsky		Mileage & Supplies	97		
8/31/2004	12859	Biopharma Compliance Services, LLC		Contract Project Services	3,040		
8/31/2004	12860	6800 Broadway Business Center, LLC		Aug. Rent for Clear Creek	24,400		
8/31/2004	12861	Woodspear Properties		Aug. Rent for Gunbarrel	18,990		
8/5/2004	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	5,670		
8/19/2004	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	5,676		
8/3/2004	Wire Trnsf	Payroll 8-5 - Direct Deposit		Payroll & Payroll Taxes	38,627		
8/4/2004	Pyrl Cks	Payroll 8-5 - Taxes		Payroll & Payroll Taxes	19,761		
8/5/2004	Wire Trnsf	Payroll 8-5 - Checks		Payroll & Payroll Taxes	8,388		
8/17/2004	Wire Trnsf	Payroll 8-19 - Direct Deposit		Payroll & Payroll Taxes	38,550		
8/18/2004	Wire Trnsf	Payroll 8-19 - Taxes		Payroll & Payroll Taxes	19,734		
8/19/2004	Wire Trnsf	Payroll 8-19 - Checks		Payroll & Payroll Taxes	8,388		
8/31/2004	Wire Trnsf	Payroll 9-2 - Direct Deposit		Payroll & Payroll Taxes	38,693		
8/6/2004	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	218		
8/16/2004	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	216		
8/21/2004	Acnt Trnsf	Wells Fargo	#	Bank Fee	542		
TOTAL DISBURSMENTS on this page (total will automatically carry to p.1)					285,672	0	0

COPY

Office of the United States Trustee

In re: Botanicals International Extracts Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18788-BB	**Debtor In Possession Operating Report** Report Number: **17** For the period- FROM: August 1, 2004 TO: August 31, 2004

2005 SEP 15 P 3:09

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	-	-
Overdue - 31 - 60 Days	-	-
Overdue - 61 - 90 Days	-	-
Overdue - 91 - 120 Days	-	-
Overdue - Over 121 Days	-	390,622
TOTAL	-	390,622

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount

* Explanation for Non-Payment: ______________________________

4. Tax Liability:

Gross Payroll Expense for Period: N/A

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes			N/A
State Payroll and Withholding Taxes			N/A
State Sales and Use Taxes			-
Real Property Taxes			-

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) *Please use this area for comments regarding the operation of the chapter 11 debtor*

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3902	$ -
9/30/2003	5,332,810	$ 250	11/20/2003	$ 250	4690	$ -
9/30/2003	5,332,810	$ 7,750	12/29/2003	$ 7,750	4868	$ -
12/31/2003	9,581,934	$ 12,000	2/26/2004	$ 12,000	5165	$ -
3/31/2004	202,506	$ 1,250	5/5/2004	$ 1,250	5322	$ -
6/30/2004	3,433	$ 9,000	7/28/2004	$ 9,000	6135	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer, declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: September 14, 2004

Thomas W Hanlon

Debtor in Possession or Trustee
Secretary/Treasurer

B/E

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 17

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	9/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	Winchester Surplus Lines/Acordia	See Below	9/1/2005	10/1/2004
Real Property	Winchester Surplus Lines/Acordia			
Personal Property	Winchester Surplus Lines/Acordia	1,871,000	"	"
Machinery	Winchester Surplus Lines/Acordia	2,273,000	"	"
Business Income	Winchester Surplus Lines/Acordia	500,000	"	"
Property of Others	Winchester Surplus Lines/Acordia	1,135,000	"	"
Theft-Money	Winchester Surplus Lines/Acordia		cancelled	
Life (list beneficiary)				
Vehicle	St. Paul/Acordia		cancelled	
California	No Autos			
Other	1 vehicle in CO - to be sold			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabili	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	cancelled	

Botanicals International Extracts, Inc.
August 31, 2004
(dollars in thousands)

	Current Month Actual	Five Months Ended Year-to-date Actual
Sales	-	593
Cost of Sales	-	3
Gross margin	-	590
Sales and marketing	-	-
G & A expenses	-	-
Total	-	-
Contribution	-	590
Corporate Services	-	-
Operating income (loss)	-	590
Interest expense	-	-
Profit (Loss) before Other Income (Expense) & Discontinued Operation	-	590
Gain/(Loss) on Disposal of Assets	156	127
Chapter 11 Reorganization Costs	-	-
Profit (loss) before tax	156	717
Income taxes	-	-
Net income (loss)	156	717

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 17

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor In Possession Operating Report** Report Number: 17 For the period- FROM: August 1, 2004 TO: August 31, 2004

RECEIVED 2005 SEP 15 P 3:09

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas, Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*
*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	46	-
Overdue - 31 - 60 Days	-	-
Overdue - 61 - 90 Days	-	-
Overdue - 91 - 120 Days	-	-
Overdue - Over 121 Days	(1,583)	369,169
TOTAL	(1,537)	369,169

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
GE Capital	Monthly	198	2/12/2004	1	198
Bay 4 Capital	Monthly	1,000	9/15/2004		

* Explanation for Non-Payment:
The Hauser equipment under the GE Capital lease has been returned and we are awaiting a final reconcilliation of amounts due.

4. Tax Liability:
Gross Payroll Expense for Period:
Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		291
Real Property Taxes			

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Stutman, Treister & Glatt	Attorney	$ 1,226,000
Kaye Scholer LLP	Attorney	$ 507,000
Peitzman, Glassman, Weg & Kempinsky LLP	Attorney	$ 47,000
Hogan & Hartson, LLP	Attorney	$ 111,000
BDO Seidman	Accountant	$ 10,000
Deloitte & Touche LLP	Accountant	$ 62,000
Wilkie Farr & Gallagher	Attorney	$ 107,000
Mack Barclay	Accountant	$ 11,000
FTI	Accountant	$ 50,000

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2004	6,997,191	$ 10,000	8/7/2003	$ 10,000	3946	$ -
9/30/2004	3,108,371	$ 10,000	11/6/2003	$ 10,000	4630	$ -
12/31/2004	3,447,790	$ 6,000	2/26/2004	$ 6,000	5161	$ -
3/31/2004	1,185,120	$ 5,000	5/5/2004	$ 5,000	5321	$ -
6/30/2004	698,706	$ 5,000	7/28/2004	$ 5,000	6136	$ -

I, (Name/Title:) Thomas W. Hanlon, Chief Financial Officer declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: September 14, 2004

Thomas W. Hanlon

Debtor in Possession or Trustee
Chief Financial Officer

Hous

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 17

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	9/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	Winchester Surplus Lines/Acordia	See Below	6/1/2005	10/1/2004
Real Property	Winchester Surplus Lines/Acordia			
Personal Property	Winchester Surplus Lines/Acordia	1,871,000	"	"
Machinery	Winchester Surplus Lines/Acordia	2,273,000	"	"
Business Income	Winchester Surplus Lines/Acordia	500,000	"	"
Property of Others	Winchester Surplus Lines/Acordia	1,135,000	"	"
Theft-Money	Winchester Surplus Lines/Acordia		cancelled	
Life (list beneficiary)				
Vehicle	St. Paul/Acordia		cancelled	
California	No Autos			
Other	1 vehicle in CO - to be sold			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabili	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	cancelled	

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 17

Hauser, Inc.
August 31, 2004
(dollars in thousands)

	Current Month Actual	Five Months Ended Year-to-date Actual
Sales	$0	$30
Cost of Sales	$0	$27
Gross margin	0	3
Sales and marketing	0	0
G & A expenses	128	506
Total Operating Cost	128	506
Contribution	**(128)**	**(503)**
Corporate Services	(20)	(100)
Operating income (loss)	**(108)**	**(403)**
New products expense	0	0
Interest expense	0	1
Profit (Loss) before Other Income	**(108)**	**(402)**
Gain/Loss on Sale of Equipment	0	19
Income from Discontinued Operations	0	150
Chapter 11 Reorganization Costs	(214)	(708)
Profit (loss) before tax	**(322)**	**(941)**
Income taxes	-	-
Net income (loss)	**($322)**	**($941)**

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 17

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor In Possession Operating Report** Report Number: 17 For the period- FROM: August 1, 2004 TO: August 31, 2004

2004 SEP 15 P 3:10

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	45,835	146,830
Overdue - 31 - 60 Days	39,495	127,090
Overdue - 61 - 90 Days	12,074	82,427
Overdue - 91 - 120 Days	2,365	83,557
Overdue - Over 121 Days		
TOTAL	99,769	439,904

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
US Filter	Semi-annual	110	11/4/2004	None	
US Filter	Quarterly	70	10/24/2004	None	
GE Capital	Monthly	589	9/12/2004	None	
Advanced Trailer Leasing	Monthly	134	9/14/2004	None	
Pure Water	Monthly	264	9/16/2004	None	
Quantum	Monthly	355	9/30/2004	None	
6800 Broadway Bsn Ctr	Monthly	26,672	9/1/2004	None	
Woodspear Properties	Monthly	17,116	9/1/2004	None	

* Explanation for Non-Payment: ______________________________

4. Tax Liability:

Gross Payroll Expense for Period: **138,040**

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	by - 8/31/2004	34,829	-
State Payroll and Withholding Taxes	by - 8/31/2004	4,665	-
State Sales and Use Taxes	by - 8/20/2004	401	60
Real Property Taxes			

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

On September 7, 2004, the Debtors received Court permission to sell substantially all of the assets of CRO to Integrated BioPharma, Inc., which is expected to close in mid-September.

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	1,287,397	5,000	8/12/2003	5,000	11613	0
9/30/2003	1,444,749	5,000	11/6/2003	5,000	11986	0
12/31/2003	1,284,036	5,000	2/12/2004	5,000	12324	0
3/31/2004	1,066,177	5,000	5/6/2004	5,000	12603	0
6/30/2004	882,339	5,000	7/21/2004	5,000	12787	0

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer, declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge.

Dated: September 14, 2004

Debtor in Possession or Trustee
Title - Secretary / Treasurer

HTS

Liability Recap	Taxes Debited	Federal Income Tax	2,286.50			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,109.45			
		Social Security - ER	4,109.44			
		Social Security Adj - EE	.00			
		Medicare - EE	961.08			
		Medicare - ER	961.08			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	.00			
		State Income Tax	2,333.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	.00			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086361		19,760.55		
	Other Transfers	ADP Direct Deposit Account Number 4945086361		38,627.11		Total Liability
		Total Amount Debited From Your Account			58,387.66	58,387.66
	Bank Debits and Other Liability	Checks		8,387.93		66,775.59
		Adjustments/Prepay/Voids		.00		66,775.59
	Taxes - Your Responsibility	None This Payroll				66,775.59

ADP Statistical Summary Recap

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch : 4078
Quarter Number: 3

Period Ending : 07/31/2004 Week 32
Pay Date : 08/05/2004 Page 1
Current Date : 08/02/2004

Preview Preview

		Rate	You are responsible for Depositing these amounts: EE withheld	ER contrib.	Amount debited from your account: EE withheld	ER contrib.			
Net Pay	Checks					8,387.83			
	Direct Deposits					38,627.11			
	Subtotal Net Pay						47,016.04		
	Adjustments					.00			
	Total Net Pay Liability (Net Cash)						47,015.04		
Taxes									
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.			
	Federal Income Tax				7,286.50				
	Earned Income Credit Advances								
	Social Security				4,109.45	4,109.44			
	Medicare				961.08	961.08			
	Federal Unemployment Tax								
	Subtotal Federal				12,357.03	5,070.52	17,427.56		
State	CO State Income Tax				2,333.00				
	CO State Unemployment/Disability Ins-ER	2.0200							
	Subtotal CO				2,333.00		2,333.00		
	Total Taxes		.00	.00	14,690.03	5,070.52	19,760.55		
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				19,760.55	Excludes Taxes That Are Your Responsibility
Other	ADP Direct Deposit				38,627.11				36 Employee Transactions
Transfers	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				38,627.11	
Total Amount ADP Debited From Your Accounts								58,387.66	

ADP Statistical Summary Detail

© 1991, Automatic Data Processing, Inc.

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch : 4078
Quarter Number: 3

Period Ending : 07/31/2004 Week 32
Pay Date : 08/05/2004 Page 2
Current Date : 08/02/2004

Preview Preview

Liability Recap	Taxes Debited	Federal Income Tax	7,274.90			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,103.67			
		Social Security - ER	4,103.70			
		Social Security Adj - EE	.00			
		Medicare - EE	959.74			
		Medicare - ER	959.74			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	.00			
		State Income Tax	2,332.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	.00			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited — Account Number 4945086381		19,733.75		
	Other Transfers	ADP Direct Deposit — Account Number 4945086381		38,550.39		Total Liability
		Total Amount Debited From Your Account			58,284.14	58,284.14
	Bank Debits and Other Liability	Checks		8,387.93		66,672.07
		Adjustments/Prepay/Voids		.00		66,672.07
	Taxes - Your Responsibility	None This Payroll				66,672.07

ADP Statistical Summary Recap

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch : 5492
Quarter Number: 3

Period Ending : 08/14/2004 Week 34
Pay Date : 08/19/2004 Page 1
Current Date : 08/16/2004

Preview Preview

		Rate	You are responsible for Depositing these amounts: EE withheld	You are responsible for Depositing these amounts: ER contrib.	Amount debited from your account: EE withheld	Amount debited from your account: ER contrib.			
Net Pay	Checks					8,387.93			
	Direct Deposits					38,550.39			
	Subtotal Net Pay						46,938.32		
	Adjustments					.00			
	Total Net Pay Liability (Net Cash)						46,938.32		
Taxes									
Federal	Agency								
	Federal Income Tax				7,274.90				
	Earned Income Credit Advances								
	Social Security				4,103.67	4,103.70			
	Medicare				959.74	959.74			
	Federal Unemployment Tax								
	Subtotal Federal				12,338.31	5,063.44	17,401.76		
State	CO State Income Tax				2,332.00				
	CO State Unemployment/Disability Ins-ER	2.0200							
	Subtotal CO				2,332.00		2,332.00		
	Total Taxes		.00	.00	14,670.31	5,063.44	19,733.76		
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				19,733.76	Excludes Taxes That Are Your Responsibility
Other	ADP Direct Deposit				38,550.39				35 Employee Transactions
Transfers	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				38,550.39	
Total Amount ADP Debited From Your Accounts								58,284.14	

ADP Statistical Summary Detail

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch: 5492
Quarter Number: 3

Period Ending: 08/14/2004 Week 34
Pay Date: 08/19/2004 Page 2
Current Date: 08/16/2004

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	9/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	Winchester Surplus Lines/Acordia	See Below	6/1/2005	10/1/2004
Real Property	Winchester Surplus Lines/Acordia			
Personal Property	Winchester Surplus Lines/Acordia	1,871,000	"	"
Machinery	Winchester Surplus Lines/Acordia	2,273,000	"	"
Business Income	Winchester Surplus Lines/Acordia	500,000	"	"
Property of Others	Winchester Surplus Lines/Acordia	1,135,000	"	"
Theft-Money	Winchester Surplus Lines/Acordia		cancelled	
Life (list beneficiary)				
Vehicle	St. Paul/Acordia		cancelled	
California	No Autos			
Other	1 vehicle in CO - to be sold			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liability	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	cancelled	

Hauser Technical Services
Hauser Contract Research Organization
Summary Income Statement
August 31, 2004
(dollars in thousands)

	Month Actual	Year-to-date Actual
Sales	$156	$903
Cost of sales	148	1,356
Gross margin	7	(453)
Sales and marketing	11	47
G & A expenses	22	108
Total	33	155
Contribution	(25)	(608)
Corporate Services	20	100
Operating income (loss)	**(45)**	**(708)**
Interest expense	0	0
Reorganization Costs	**0**	**(10)**
Profit (loss) before tax	**($45)**	**($718)**

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 17

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
	None	
Total Legal and Professional Fees		

Other Non-Operating Expenses

	None	
Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Zetapharm Inc. A New York Corporation Debtor Chapter 11 Case No: LA 03-18802-BB	**Debtor In Possession Operating Report** Report Number: 17 For the period- FROM: August 1, 2004 TO: August 31, 2004

RECEIVED 2005 SEP 15 PM 4 10
OF US TRUSTEE LOS ANGELES, CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

No activity for this period

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	None	-
Overdue - 31 - 60 Days		-
Overdue - 61 - 90 Days		-
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		-
TOTAL	-	-

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
None					

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: None

Gross Sales Subject to Sales Tax for Period: None

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		
Real Property Taxes	None		

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report.		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3903	$ -
9/30/2003	None	$ 250	11/6/2003	$ 250	4630	$ -
12/31/2003	None	$ 250	2/26/2004	$ 250	5166	$ -
3/31/2004	None	$ 250	5/4/2004	$ 250	5323	$ -
6/30/2004	None	$ 250	7/28/2004	$ 250	6147	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer , declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: September 14, 2004

Thomas W Hanlon

Debtor in Possession or Trustee
Secretary/Treasurer

2P

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 17

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	9/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	Winchester Surplus Lines/Acordia	See Below	9/1/2005	10/1/2004
Real Property	Winchester Surplus Lines/Acordia			
Personal Property	Winchester Surplus Lines/Acordia	1,871,000	"	"
Machinery	Winchester Surplus Lines/Acordia	2,273,000	"	"
Business Income	Winchester Surplus Lines/Acordia	500,000	"	"
Property of Others	Winchester Surplus Lines/Acordia	1,135,000	"	"
Theft-Money	Winchester Surplus Lines/Acordia		cancelled	
Life (list beneficiary)				
Vehicle	St. Paul/Acordia		cancelled	
California	No Autos			
Other	1 vehicle in CO - to be sold			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabilit	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	cancelled	

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 17

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		